February 8, 1999


Charles A. Romberg
MPM Technologies, Inc.
222 Mission Ave.
Spokane, WA 99201




Dear Charlie:

I have read the 8-K of MPM Technologies, Inc. in regard to item 4 (changes in registrant's certifying accountants), and agree with its content.

Sincerely,

/s/Terry Dunne, CPA

Terry Dunne, CPA